EXHIBIT 99.1

Crucell Announces First Quarter 2004 Results

LEIDEN, Netherlands, April 14, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) today announced its financial results for the first quarter of 2004. Crucell's revenues for the first quarter were EUR 4.0 million (US$ 4.9 million) compared to EUR 2.1 million (US$ 2.6 million) for the same quarter in 2003. The increase relates primarily to revenues recognized from an agreement with Aventis Pasteur for the co-development of a new generation of influenza vaccines, as well as to additional licensing and other revenues. The Company reported a net loss for the quarter of EUR 7.0 million (US$ 8.5 million) compared to EUR 3.6 million (US$ 4.4 million) in the same quarter last year. The increase is primarily due to non-cash expenses related to long-term incentive plans. Cash and cash equivalents increased by EUR 1.0 million (US$ 1.2 million) to EUR 88.2 million (US$ 107.4 million) during the quarter.

"Cash burn is the most important financial indicator by which we manage Crucell," said Chief Financial Officer Leon Kruimer. "We met our objectives to increase revenues in the first quarter and despite the fact that we acquired ChromaGenics for EUR 4.0 million in cash, we increased our cash reserves." Chief Executive Officer Ronald Brus added that "Crucell is committed to increasing revenue, yet at the same time we continue to invest significantly in development of our vaccines. Our development programs are now our top priority and we maintain our guidance for a cash burn of EUR 20 to EUR 25 million for 2004 as our programs accelerate throughout the year."

Highlights First Quarter 2004

 -- Aventis Pasteur and Crucell announced a strategic agreement to develop and commercialize novel PER.C6(TM)-based influenza vaccines.

 -- Crucell and the Aeras Global TB Vaccine Foundation announced a new collaboration on the preclinical and clinical development of candidate tuberculosis (TB) vaccines.

 -- The National Institute of Allergy and Infectious Diseases
    (NIAID) at the US National Institutes of Health (NIH) agreed to support the development of Crucell's candidate Malaria
    vaccine.

 -- Crucell's PER.C6(tm) licensing program was further strengthened by new agreements with Biogen Idec, NeoTropiX Inc and ML
    Laboratories.

 -- Pfizer Animal Health took an option for the development and commercialization of a PER.C6(tm)-based West Nile virus
    veterinary vaccine for horses.

 -- Crucell completed the acquisition of ChromaGenics B.V., adding its STAR(tm) technology to Crucells' protein production
    business.

 -- Ronald H.P. Brus M.D. was nominated to the position of
    President, CEO and Chairman of the Management Board, effective from January 26, replacing Crucell co-founder Dinko Valerio.
    Chief Scientific Officer Jaap Goudsmit M.D. was also nominated to the Management Board.

 -- Jean-Yves Guichoux M.D. (Executive Vice President Development),
    Arthur Lahr (Vice President Business Development) and Rene K.
    Beukema (General Counsel and Corporate Secretary) were appointed to the Management Committee (formerly called the Executive
    Committee) in January of 2004.

Key Figures First Quarter 2004 ('euro' million, except net loss per share data)

                          Q1 2004   % change   Q1 2003

 Revenues                     4.0        90%       2.1
 Net loss                    (7.0)       94%      (3.6)
 Net loss per share
 (basic and diluted)        (0.19)       90%     (0.10)

 Cash and cash equivalents:
 March 31, 2004              88.2
 December 31, 2003                                87.2

Details of the Financial Results

Revenues

Crucell revenues for the first quarter 2004 were EUR 4.0 million (US$ 4.9 million), compared to EUR 2.1 million (US$ 2.6 million) in the same quarter last year. License revenues in the first quarter 2004 amounted to EUR 2.8 million (US$ 3.4 million), compared to EUR 1.7 million (US$ 2.1 million) in the first quarter 2003. License revenues consisted of up-front payments from new contracts as well as annual and other payments on existing contracts. Revenues from the agreements with Pfizer Animal Health, the Aeras Foundation and the NIAID are deferred, due to our ongoing performance obligations. The up-front payment received in January 2004 as part of the Aventis Pasteur agreement is also deferred and will be recognized over the period of the collaboration.

Government grants and other revenues amounted to EUR 1.2 million (US$ 1.5 million) in the first quarter, compared to EUR 0.4 million (US$ 0.5 million) in the same quarter last year. The increase relates primarily to manufacturing and delivery of clinical trial vaccines to partners.

While Crucell seeks to increase revenues from year to year, the Company has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

Results

The Company reported a net loss for the first quarter 2004 of EUR 7.0 million (US$ 8.5 million), or EUR 0.19 net loss per share (US$ 0.23). This compares to a net loss of EUR 3.6 million (US$ 4.4 million), or EUR 0.10 net loss per share (US$ 0.12) for the first quarter 2003. The increase over the same quarter last year is due to increases in non-cash expenses related to the Company's stock-based compensation plans.

Total research and development (R&D) expenses in the first quarter 2004 were EUR 6.5 million (US$ 7.9 million), compared to EUR 4.0 million (US$ 4.9 million) in the first quarter of 2003. Selling, general and administrative (SGA) expenses for the first quarter 2004 were EUR 4.1 million (US$ 5.0 million), compared to EUR 1.6 million (US$ 1.9 million) for the same quarter in 2003. R&D and SGA expenses increased, in part, due to changes made to our compensation plan in the first quarter of 2003 which resulted in a one-time, non-cash reduction of compensation expense of approximately EUR 2.3 million in 2003.

Cash Flow and Cash Position

Cash and cash equivalents increased by EUR 1.0 million (US$ 1.2 million) in the first quarter of 2004. Crucell's cash and cash equivalents amount to EUR 88.2 million (US$ 107.4 million) on March 31, 2004. Cash provided by operating activities in the first three months of 2004 was EUR 5.1 million (US$ 6.2 million). This positive cash flow from operations is mainly due to the up-front payment received from Aventis Pasteur as part of the influenza vaccine co-development agreement. Cash flows used in investing activities amounted to EUR 4.6 million (US$ 5.6 million) in the first three months of 2004. This largely reflects the purchase of ChromaGenics B.V. in March 2004. The Company generated EUR 0.4 million (US$ 0.5 million) in financing activities during the first quarter of 2004. This is primarily attributable to proceeds from sale and lease-back of plant and equipment. The Company is expected to reach profitability once products based on Crucell's production technology are brought to market.

Note: Euros are converted to US Dollars at March 31, 2004 exchange rate of 1.2178.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(tm) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The Company licenses its PER.C6(tm) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

For the complete PDF-version of this release, including financial statements, please click on the following link:

CONTACT:  Crucell N.V.
          Leonard Kruimer
          Chief Financial Officer
          Tel. +31-(0)71-524 8722
          Fax. +31-(0)71-524 8935
          l.kruimer@crucell.com

          Elizabeth Goodwin
          Director Investor Relations and Corporate Communications
          Tel. +31 (0)71 524 8718
          Fax .+31-(0)71-524 8935
          e.goodwin@crucell.com

          Redington, Inc.
          Thomas Redington
          Tel. +1 212-926-1733
          tredington@redingtoninc.com